Exhibit 99.2

The share exchange described in this press release involves securities of a Japanese company. The share exchange is subject to disclosure requirements of Japan that are different from those of the United States. Financial information included in this document, if any, was excerpted from financial statements prepared in accordance with foreign accounting standards that may not be comparable to the financial statements of United States companies.

It may be difficult for you to enforce your rights and any claim you may have arising under the U.S. federal securities laws, since the issuer is located in Japan and some or all of its officers and directors reside outside of the United States. You may not be able to sue a Japanese company or its officers or directors in a Japanese court for violations of the U.S. securities laws. It may be difficult to compel a Japanese company and its affiliates to subject themselves to a U.S. court’s judgment.

You should be aware that the issuer may purchase securities otherwise than under the share exchange, such as in the open market or through privately negotiated purchases.

Note:

This document has been translated from the Japanese original for reference purposes only. In the event of any discrepancy between this translated document and the Japanese original, the original shall prevail.

November 6, 2026

Company name:	TSUKISHIMA HOLDINGS CO., LTD.

Name of representative:	Jun Kawasaki, President,
Representative Director
(Securities code: 6332; TSE Prime Market)

Inquiries:	Takashi Ochi, General Manager of Public Relations and Investor Relations Dept. (Telephone: +81-3-5560-6503)

Notice Concerning Determination of Dividend of Surplus (Interim Dividend) and Revision of

Year-End Dividend Forecast

TSUKISHIMA HOLDINGS CO., LTD. (“Company”) hereby announces that it has resolved, at an extraordinary meeting of the Board of Directors held on November 6, 2026, to pay a dividend of surplus (interim dividend) with a record date of September 30, 2026 and to revise the year-end dividend forecast for the fiscal year ending March 31, 2027. The details are described below.

1.	Details of dividends

	Determined amount	Most recent dividend forecast (Announced on August 6, 2026)	Actual results for the previous fiscal year (Fiscal year ended March 31, 2026)

Record date	September 30, 2026	Same as left	September 30, 2025

Dividend per share	44 yen	Same as left	42 yen (Ordinary dividend 40 yen) (Commemorative dividend 2 yen)

Total amount of dividends	1,742 million yen	–	1,674 million yen

Effective date	November 30, 2026	–	December 1, 2025

Source of dividends	Retained earnings	–	Retained earnings

2.	Reason

The Company’s basic policy regarding profit distribution is to pay stable dividends while strengthening its financial position and business foundation, taking into comprehensive consideration factors such as business performance for each fiscal year, new investments, and the consolidated payout ratio. The Company has set a shareholder return policy of maintaining a minimum Dividend on Equity (DOE) ratio of 3.5% and achieving a total shareholder return ratio of 50% or more.

Based on this policy, the Company has decided to pay an interim dividend of 44 yen per share for the fiscal year ending March 31, 2027.

3.	Annual dividend for the fiscal year ending March 31, 2027

With respect to the annual dividend for the fiscal year ending March 31, 2027, in accordance with the above dividend policy, provided that it is expected that the business integration with Mitsubishi Kakoki Kaisha, Ltd. (“Mitsubishi Kakoki”) will be realized, the Company plans to pay a commemorative dividend of 5 yen per share to commemorate the completion of such business integration and to express its gratitude to shareholders for their continued support. As a result, the annual dividend is expected to be 93 yen per share, comprising an ordinary dividend of 88 yen per share and a commemorative dividend of 5 yen per share.

(Reference) Breakdown of Annual Dividend

Dividend per share (Yen)

Record date	Second quarter-end	Fiscal year-end	Total

Previously announced forecast (Announced on August 6, 2026)	44 yen	44 yen	88 yen

Revised forecast	–	49 yen (Ordinary dividend 44 yen) (Commemorative dividend 5 yen)	93 yen

Actual results for the current fiscal year	44 yen	–	–

Actual results for the previous fiscal year (Fiscal year ended March 31, 2026)	42 yen (Ordinary dividend 40 yen) (Commemorative dividend 2 yen)	43 yen	85 yen

(Note 1)	The business integration with Mitsubishi Kakoki through a share exchange is subject to, among other conditions, approval at the shareholders’ meetings of the Company and Mitsubishi Kakoki.

(Note 2)

As stated in Section III.1.(6) of the “Notice Concerning the Conclusion of Business Integration Agreement and Share Exchange Agreement in Respect of the Business Integration of TSUKISHIMA HOLDINGS CO., LTD. and Mitsubishi Kakoki Kaisha, Ltd., the Transition to a Holding Company Structure through an Absorption-Type Company Split of Mitsubishi Kakoki Kaisha, Ltd., the Change of Trade Name, Other Partial Amendments to the Articles of Incorporation, and the Change in Representative Director,” disclosed on September 30, 2026, the Company had planned to pay a dividend of up to 44 yen per share with a record date of September 30, 2026, and a dividend of up to 50 yen per share with a record date of March 31, 2027. The annual dividends for the fiscal year ending March 31, 2027, as announced by the Company today, are within these limits. The above press release also stated that Mitsubishi Kakoki planned to pay a dividend of up to 60 yen per share with a record date of September 30, 2026, and a dividend of up to 75 yen per share with a record date of March 31, 2027. In its “Notice Regarding Revision of Year-End Dividend Forecast (Increase in Year-End Dividend and Commemorative Dividend)” dated October 30, 2026, Mitsubishi Kakoki announced that it plans to increase the year-end dividend for the fiscal year ending March 31, 2027 by 9 yen per share, pay a commemorative dividend of 6 yen per share to commemorate the business integration, and thereby pay an annual dividend of 135 yen per share. These dividends are also within the above limits.

(Note 3)	The above forecasts are based on information available as of the date of this announcement, and actual results may differ from the forecast figures due to various factors.

END